Supplementary Agreement

Seller:         PhotoMedex, Inc. and PhotoMedex Technology, Inc.

Purchaser: DaLian Jikang Medical Systems Import & Export Co., LTD.

Article I: Time of Payment

Section 1:  The total contract price of this agreement is $ 1.5 million. The payment schedule is as follows:

(1)	After the SLT Asset Purchase Agreement, the Patent Technology Transfer Contract, and the Contract for Payment of Patent Transfer have been signed by both parties, the Purchaser will pay $ 300,000 as a non-refundable deposit against the Purchase Price by wire transfer to the Seller prior to September 10, 2015;
(2)	Purchaser will pay to Seller the remaining payment of $1.2 million, in two irrevocable sight Letters of Credit, a 60-day Letter of Credit for $1 million and a 150-day Letter of Credit for $200,000, to be issued to Seller no later than September 18, 2015;
(3)	Upon receipt of the Letters of Credit, Seller will transfer to Purchaser the technical design documents and a list of suppliers;
(4)	Upon conversion of the $1 million Letter of Credit to cash and its payment to Seller no later than November 17, 2015, Seller will begin transferring to Purchaser the remaining Business Assets, including inventory and tooling. Purchaser will make its arrangements for transportation and set-up of those assets and for training in the production of the Products; and
(5)	Upon completion of the transfer of the remaining Business Assets and completion of training of Seller’s personnel, the $200,000 Letter of Credit shall be converted to cash and paid to Seller no later than February 17, 2016.

Section 2: Purchaser shall be responsible for determining whether any taxes are due from Purchaser as a result of this transaction.

Section 3: Upon Closing, Seller will receive orders for products on behalf of Purchaser, but will not ship any product in response of such orders, except that Seller may ship product for any orders received by Seller prior to Closing.

Article II: In Respect of the Technology Transfer Arrangements

Seller understands that certain provisions of the “China Technology Import and Export Management Regulations” may require the execution of additional agreements, listed below; Seller is willing to execute such agreements after it has had the opportunity to review and approve the terms of those agreements:

1)	Patent Technology Transfer Contract
2)	Contract for Regular Payment of the Patent Transfer

Article III: Transfer of Technical Documents and Equipment

Seller will transfer to Purchaser the Business Assets as described in the Asset Purchase Agreement to the extent such items are available and are within Seller’s custody, including:

(1)	All the patents and their technical information contained in the business assets shall be transferred in a manner of complete and accurate classification, including but not limited to: patent certificates, ownership certificates, license certificates, technical drawings, production process data, material formulation and the summary documents on production process & technical expertise.

(2)	The product standards and evaluation reports shall be provided, including but not limited to US FDA standards and the evaluation reports on products and clinical.

(3)	The types of product assemblies (i.e., parts and components), the suppliers and their technical specifications, as well as the price list shall be provided.

(4)	The types of all the assembly equipment (industrial equipment and tools) and their technical requirements, the name-list of the suppliers of these equipment as well as the price list of these equipment shall be provided.

(5)	With respect to the laser transfer files and Equipment List:

(5.1) Diode manufacturing process (including its electronic version)

(5.2) Special coating process of the various probes/scapals (including their electronic versions)

(5.3) Sapphire crystal manufacturing process (including its electronic version)

(5.4) Manufacturing process of the various optical fibers (including their electronic versions)

(5.5) Cooling machine’s manufacturing process (including its electronic version)

(5.6) Manufacturing process of the various gas cartridges (including their electronic versions)

(5.7) Electrical schematics, wiring diagrams and details list of all the electronic elements (including their electronic versions)

(5.8) All the dies, molds and drawings of the machine parts (including their electronic versions)

(5.9) Manufacturing process of all the parts and the whole machine (including their electronic versions)

(5.10) Software and chips of all the machines

(5.11) All the special tools and measuring instruments

(5.12) The catalogue of all the wear parts

(5.13) Details list of Chinese manufacturers and foreign ones for the spare parts manufacturing

(5.14) Acceptance criteria of the spare parts and the whole machines

(5.15) Packing List

(5.16) Technical information on clinical application

i.	The other detailed technical information and equipment transferred by the Seller shall be at least in line with the content and format requirements described in Section(5) mentioned above.

Article IV: “Docking” of Technical Transfer Personnel

(1)	After the Closing, the Purchaser shall be responsible to contract with applicable personnel including engineers and technicians to teach, coach and explain the production engineering technology and experience. Seller shall not be responsible for making any such arrangements or for the payment of wages, benefits, travel costs and/or other expenses associated with such training.

Article V: Warehousing & Shipping

(1)	Purchaser shall take possession of the Business Assets upon Closing and shall work with Seller to arrange for the packaging and shipping of the Business Assets to Purchaser’s facilities.

(2)	Purchaser shall be responsible for all costs associated with the packaging, shipping and/or storage of the Business Assets. Seller shall not be responsible for any such costs, including any costs for freight and insurance, except that Seller shall continue to pay the Alcom warehouse fees until December 31, 2015.

This Supplementary Agreement shall be deemed to be an integral part of the ASSET PURCHASE AGREEMENT, having binding effect to the Seller /Sellers and Purchaser.

In witness whereof, the Parties have executed this Supplementary Agreement as of the date of signing the Agreement

Purchaser:        DaLian Jikang Medical Systems Import & Export Co., LTD

By:	/s/ Lin Yoshida	Date:	September 1, 2015
Name: Lin Yoshida
Title: President

Sellers: PhotoMedex, Inc.

By:	/s/ Dennis McGrath	Date:	September 1, 2015
Name: Dennis McGrath Title: President

PhotoMedex Technology, Inc.

By:	/s/ Dennis McGrath	Date:	September 1, 2015
Name: Dennis McGrath Title: President